Samurai Energy Corp.

11757 Katy Freeway Suite 1300

Houston, Texas 77079

June 6, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Samurai Energy Corp.

Registration Statement on Form S-8 (“Registration Statement”)

Filed December 20, 2005

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement with all exhibits thereto, and requests that the Securities and Exchange Commission (the “Commission”) consent to such withdrawal effective as of the date hereof.  The Registration Statement was filed, in connection with the Stock Option, Stock Warrant and Stock Award Plan covering the Company’s common stock. The Registration Statement was effective on filing and no securities are outstanding that have been issued pursuant to the Registration Statement.

The Registration Statement is being withdrawn because it was filed prior to the time the Company became eligible to use Form S-8.

Please contact the Company’s counsel, Robert L. Sonfield, Jr., at (713-877-8333) if you have any questions regarding this request for withdrawal.

Very truly yours,
Samurai Energy Corp.
/s/ Samuel M. Skipper
Samuel M. Skipper Chief Executive Officer